April 2, 2013

VIA EDGAR

Ed Bartz

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Mr. Bartz:

On January 17, 2013, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, Empiric Core Equity Fund (the "Fund"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on March 1, 2013, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1.  In principal investment strategies, please provide more of the types of equities in which the Fund may invest, if any.

Response.  The adviser has confirmed to the Registrant that common stocks are the primary type of equity securities in which the Fund will invest.

Comment 2. In Principal Investment Strategies, please clarify supplementally whether the Fund pursues a growth or a value investment style.  If it is a value driven style, then add a risk for value investing to the Principal Risks of Investing in the Fund.

Response.  The adviser has confirmed to the Registrant that the adviser will consider both growth and value in selecting securities for the Fund, and a value investing risk has not been added to the principal risks.

Comment 3.  Please confirm supplementally that the Fund will not use the notional value of derivatives in calculating whether the fund complies with its 80% investment policy.

Response. The Fund will not use the notional value of the Fund’s derivatives investments for determining the value of its derivative investments for purposes of calculating compliance with its 80% investment policy.

Comment 4. Please confirm supplementally that the Fund considered the observations in the Barry Miller letter to the ICI, dated July 30, 2010, in drafting the derivatives disclosure in the prospectus.

Response. The Registrant so confirms.

Comment 5. Please confirm supplementally that the Registrant will include expenses of short selling in the fee table, if applicable.

Response. The Registrant so confirms.

Comment 6.  In Principal Investment Strategies, please revise the disclosure in the last paragraph to include more discussion of the reasons for the Fund’s high portfolio turnover rate and increase the portfolio turnover rate referenced in the last sentence to 200% rather than 100% (also increase the number presented in Portfolio Turnover Risk).

Response.  The Registrant has revised the disclosure as requested.  The revisions in the last paragraph of the Principal Investment Strategy and Portfolio Turnover Risk are shown below:

“The Advisor considers the effects of higher turnover when evaluating short-term investments.  The Fund will invest primarily in equities listed on the major U.S. stock exchanges, including ADRs, or securities convertible into common stocks.  Up to 33% of the Fund’s investment portfolio may include companies traded on foreign exchanges.  The Fund’s investment strategy typically results in a portfolio turnover rate in excess of 200~~100~~% on an annual basis. The methodology used by the Advisor in selecting securities for the Fund’s portfolio generally results in higher portfolio turnover as the turmoil in the stock market increases.”

“Portfolio Turnover Risk.  The Fund may make changes in its portfolio consistent with the Fund’s policies when we believe doing so is in the best interest of the Fund.  The Fund anticipates turnover to be considerably higher than that of comparable funds.  High turnover may increase transaction costs, increase taxable gains and negatively affect performance.  A high rate of portfolio turnover is 100% or more, and the Fund’s is expected to be 200% or more.  The Advisor considers the effects of higher turnover when evaluating short-term investments.”

Comment 7. In Portfolio Managers, please include when each portfolio manager began managing the Fund.

Response. The Registrant has revised the disclosure as follows:

“Mark Coffelt, President and Chief Investment Officer of the Advisor ~~is~~ has been the Lead Portfolio Manager of the Fund since inception and Loren Mark Coffelt, Financial Analyst of the Advisor, ~~is~~ has been the Co-Portfolio Manager of the Fund since December 2011.”

Additional Information About the Fund’s Principal Investment Strategies and Related Risks

Comment 8.  In Principal Investment Strategies and Principal Investment Risks, please label the discussion of securities lending as a non-principal strategy/risk or include it in the fund summary.

Response. The Registrant has added a heading clarifying that securities lending is a non-principal strategy and a non-principal risk.

SAI:

Additional Information About Investments and Risks

Comment 9.  In Swaps and Related Products, please disclose that the Fund will segregate the full notional amount of credit default swaps when the Fund is the seller of credit default swaps.

Response.  The Registrant has added the disclosure requested as the last sentence under the subheading Segregated Accounts on page 12 of the SAI.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya L. Goins

Tanya L. Goins, Esq.